April 25, 2013
Securities and Exchange Commission
100 F Street, N.W
Washington, DC 20549-1004

ATTN: Document Control - EDGAR

RE:	Post-Effective Amendment No. 22 on Form N-4
          RiverSource Life Insurance Company (“Company”)
               on behalf of RiverSource Variable Annuity Account(“Registrant”)
          File Nos. 333-139759 and 811-7195
     RiverSource FlexChoice Select Variable Annuity
     RiverSource AccessChoice Select Variable Annuity
     RiverSource FlexChoice Variable Annuity
     Evergreen Pathways Select Variable Annuity
     Evergreen Pathways Variable Annuity
     Evergreen Privilege Variable Annuity
     Wells Fargo Advantage Choice Variable Annuity
Wells Fargo Advantage ChoiceSelect Variable Annuity
Dear Mr. Cowan:
On behalf of RiverSource Variable Annuity Account (“Registrant”), RiverSource Life Insurance Company (“Company”) is filing electronically Registrant’s Post-Effective Amendment No. 22 (“Amendment No. 22”) on Form N-4 pursuant to Rule 485(b) of the Securities Act of 1933 (“1933 Act”).
In this Amendment No. 22 Registrant updated financial information as required under Section 10(a)(3) of the 1933 Act. In conjunction therewith, Registrant has made other non-material changes as it has deemed appropriate. This Amendment No. 22 does not contain disclosure that would render it ineligible to become effective pursuant to pursuant Rule 485(b) under the 1933 Act.
The prospectuses have been marked to show the changes from Post-Effective Amendment No. 20, filed on or about April 20, 2012. Statement of Additional Information filed electronically as Part B to Post-Effective Amendment No. 15 to Registration Statement No. 333-139760 on or about April 24, 2013, is incorporated by reference to this Post-Effective Amendment No. 22.
The Company will be filing concurrently under separate cover Post-Effective Amendment No. 2 (“S-3 Amendment No. 2 “) to Registration Statement 333-139776 on Form S-3 for the purpose of updating financial information and making non-material changes to the RiverSource MVA Account. Pursuant to Rule 429 under the 1933 Act, the prospectuses contained herein also relate to and constitute Post-Effective Amendments to Registration Statement Nos. 333-114937, 333-65080 and 333-86297. The RiverSource MVA Account is the Registrant offering the market value adjustment securities described in the variable annuity prospectuses contained in this Amendment No. 22. The Company will be seeking acceleration of S-3 Amendment No. 2 to coincide with the effective date of this Amendment No. 22, which is April 29, 2013.
If you have any questions regarding this filing, please contact me at (612) 678-4177 or Boba Selimovic at (612) 671-7449.

Sincerely,

/s/ Dixie Carroll Dixie Carroll
Assistant General Counsel and Assistant Secretary